Writer's Direct Dial: +44 (0) 207 614-2237 E-Mail: ssperber@cgsh.com January 31, 2007

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	GlaxoSmithKline PLC Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 1-15170)

Dear Mr. Rosenberg:

By letter dated September 19, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-15170) (the “2005 Annual Report”) filed by GlaxoSmithKline PLC (the “Company”) to which the Company responded by letter dated October 20, 2006 (the “October 20 Response Letter”). The Staff provided certain additional comments by letter dated January 18, 2007 (the “January 18 Comment Letter”). This letter contains the Company’s response to the January 18 Comment Letter.

For convenience, we have reproduced the Staff’s comment and provided a response immediately below it.

Mr. Jim B. Rosenberg, p. 2

1.            We have read your response to prior comment 1. Paragraph 20 of IAS 7 states that “Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss”. We acknowledge that profit or loss is not specifically defined in IAS 7. The guidance in IAS 8 directs management to refer to the requirements and guidance in standards dealing with similar and related issues in the absence of a standard that specifically applies. As management made their determinations as to what was meant by “profit or loss” in the context of IAS 7, it is unclear to us why consideration would not have been given to the definition of profit and loss found in IAS 1. It is also unclear, based upon your response, why you believe it is not appropriate to use the definition in IAS 1, and instead believe that a more appropriate presentation would use a measure that excludes certain items of income and expense. Please confirm to us that in future filings, you will revise your presentation to start with net profit or loss, or if applicable, net profit or loss attributable to continuing operations, with retrospective application to all periods presented. We would not object if the presentation begins with profit before taxation.

As stated in the October 20 Response Letter, the Company believes that IAS 7, “Cash Flow Statements”, permits a choice of profit measure to be used to start the cash flow reconciliation. While the Company also continues to believe that, from the point of view of ease of reconciliation to the income statement and working capital movements and in light of the Company’s financial reporting history prior to its conversion to IFRS, operating profit is an appropriate starting point, the Company agrees to follow in future annual reports the Staff’s preference to begin the cash flow reconciliation with profit after taxation. The Company also agrees to apply this presentation retrospectively to all prior periods presented in future annual reports.

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Adam Schneider at +44 207 614 2341.

Very truly yours,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Julian Heslop, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP